Shanda Games Brings 3D MMORPG RIFT to China

Hong Kong, China—February 10, 2012—Shanda Games Limited (Nasdaq: GAME, “Shanda Games”) announced today that it has entered into an agreement with Trion Worlds, Inc. (“Trion Worlds”), a leading US-based game publisher and developer, for the exclusive license to operate its highly-anticipated 3D MMORPG “RIFT” in mainland China.

RIFT is a 3D fantasy-themed massively multiplayer online role-playing game (MMORPG) that offers highly polished game plays and deeply immersive experience to game players. The game has been well received by gamers since its release in the US and has won numerous recognitions from top game websites and organizations since publication, including “The Best MMO 2011 Award” by IGN.com, “The Best New MMO 2011 Award” by MMOPRG.com and “The Best New Online Game 2011 Award” by the U.S.A. Game Developers Conference (GDC).

“We are delighted to bring RIFT, Trion Worlds’ much-acclaimed award-winning title, to China,” said Mr. Alan Tan, Chairman and CEO of Shanda Games. “RIFT offers an adventurous online world with fantastic dynamic content and stunning graphics and has attracted many devoted fans worldwide. Based on our experience and expertise in the China market, we are excited about the upcoming launch of RIFT to our broad gamer audience and are confident in the success of RIFT in the China market.”

“Our collaboration with Shanda Games is a huge step for Western premium games in China and we are proud that Trion Worlds is at the forefront,” said Lars Buttler, Founder and CEO of Trion Worlds. “The appetite for great, new, original game experiences like RIFT, that disrupt the existing paradigm of traditional gaming, is universal. We believe that Shanda Games, with a proven track record of localizing and delivering content, is the best operator for Trion Worlds to offer gamers in China an authentic RIFT experience.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future benefits brought by RIFT from mainland China and Taiwan markets, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there is a delay in the localization of RIFT in mainland China and Taiwan, RIFT is not well received by users in mainland China and Taiwan, and RIFT fails to meet the expectations of end users in mainland China and Taiwan, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About RIFT

RIFT is a MMORPG set in a fantasy world called Telara, which is the focal point of several different elemental Planes. Adventure in the world of Telara starts from a noble Guardian or the technomagical Defiant before entering a dynamic fantasy where 8 primal forces battle for control in an ever-changing landscape. New game features includes unfold zone-wide invasion, embarking on epic conflicts and building your own class using the Ascended Soul system. RIFT is said to be a new heights of achievement and excitement. For more information about RIFT, please visit http://www.riftgame.com/en/.

About Shanda Games

Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

About Trion Worlds

Trion Worlds is a leading publisher and developer of premium games for the connected era. Powered by a breakthrough development and publishing platform, Trion Worlds is revolutionizing the way games are developed, played and sold. Trion Worlds’ world-class team delivers high-quality, dynamic, and massively social games operated as live services across the biggest game genres and devices, including the critically acclaimed blockbuster, RIFT and the highly-anticipated End of Nations and Defiance. Trion Worlds is headquartered in Redwood City, Calif., with offices in San Diego, Calif., Austin, Texas, and at Trion Worlds Europe in London, UK. For more information, please visit http://www.trionworlds.com/en/.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Manager

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com